UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

LUBY’S, INC.

(Name of Issuer)

Common Stock, $0.32 par value per share

(Title of Class of Securities)

549282101

(CUSIP Number)

G. Michael O’Leary

Hunton Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, Texas 77098

(713) 220-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 549282101

1	NAMES OF REPORTING PERSONS Christopher James Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,667,153 (a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,667,153 (a)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,667,153 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.43% (b)
14	TYPE OF REPORTING PERSON IN

(a)

The shares of common stock shown for Christopher J. Pappas include 4,595,673 shares held for his benefit in a custodial account and 1,071,380 shares owned by Pappas Restaurants, Inc. Each of Christopher J. Pappas and Harris J. Pappas owns a 50% interest in Pappas Restaurants, Inc. and therefore is deemed to own beneficially 1,071,380 shares owned by Pappas Restaurants, Inc.

(b)

The percentage is calculated using 30,752,470 shares of common stock outstanding as of August 26, 2020 as disclosed in Luby’s, Inc.’s preliminary proxy statement filed on Schedule 14A with the U.S. Securities and Exchange Commission on September 11, 2020. Shares of common stock to which the person or group has the right to acquire within 60 days after August 26, 2020, are deemed to be outstanding in calculating the share ownership of the person or group but are not deemed to be outstanding as to any other person or group.

CUSIP No. 549282101

1	NAMES OF REPORTING PERSONS Harris James Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,491,020 (a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,491,020 (a)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,491,020 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.86% (b)
14	TYPE OF REPORTING PERSON IN

(a)

The shares of common stock shown for Harris J. Pappas include 4,419,640 shares held for his benefit in a custodial account and 1,071,380 shares owned by Pappas Restaurants, Inc. Each of Christopher J. Pappas and Harris J. Pappas owns a 50% interest in Pappas Restaurants, Inc. and therefore is deemed to own beneficially 1,071,380 shares owned by Pappas Restaurants, Inc.

(b)

The percentage is calculated using 30,752,470 shares of common stock outstanding as of August 26, 2020 as disclosed in Luby’s, Inc.’s preliminary proxy statement filed on Schedule 14A with the U.S. Securities and Exchange Commission on September 11, 2020. Shares of common stock to which the person or group has the right to acquire within 60 days after August 26, 2020, are deemed to be outstanding in calculating the share ownership of the person or group but are not deemed to be outstanding as to any other person or group.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”) par value $0.32 in Luby’s, Inc., a Delaware corporation (the “Company”), whose principal offices are located at 13111 Northwest Freeway, Suite 600, Houston, Texas 77040.

This Schedule 13D represents Amendment No. 13 to the Schedule 13D originally filed by certain reporting persons with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2000, as amended by Amendment No. 1 thereto, filed on March 16, 2001, Amendment No. 2 thereto, filed on July 23, 2001, Amendment No. 3 thereto, filed on March 27, 2002, Amendment No. 4 thereto, filed on June 6, 2005, Amendment No. 5 thereto, filed on September 15, 2005, Amendment No. 6 thereto, filed on June 28, 2006, Amendment No. 7 thereto, filed on November 5, 2007, Amendment No. 8 thereto, filed on January 24, 2008, Amendment No. 9 thereto, filed on September 2, 2010, Amendment No. 10 thereto, filed on April 14, 2014, Amendment No. 11 thereto, filed on July 12, 2017 and Amendment No. 12 thereto, filed on August 23, 2017 (the “Original Schedule 13D”).

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed jointly by Christopher James Pappas, a citizen of the United States of America residing in Houston, Texas (“C. Pappas”), and Harris James Pappas , a citizen of the United States of America residing in Houston, Texas (“H. Pappas,” and together with C. Pappas, the “Shareholders”).

C. Pappas has served as the President and Chief Executive Officer and a director of the Company since March 2001. On December 11, 2017, the Company entered into a restated employment agreement with C. Pappas (the “2017 Employment Agreement”). Under the 2017 Employment Agreement, the initial term of C. Pappas’ employment ended on August 28, 2019 and automatically renews for additional one year periods, unless terminated in accordance with its terms. The 2017 Employment Agreement was unanimously approved by the Executive Compensation Committee of the Board of Directors of the Company (the “Board”), as well as by the full Board. Effective August 1, 2018, the Company and C. Pappas agreed to reduce his fixed annual base salary to one dollar. Additionally, he is self-employed in the restaurant business as a principal owner of Pappas Partners, L.P. and Pappas Restaurants Inc., whose business address is 13939 NW Freeway, Houston, Texas 77040.

H. Pappas served as Chief Operating Officer of the Company until his retirement in 2011 and as a member of the Company’s Board of Directors until his resignation effective as of January 31, 2019. Additionally, H. Pappas is self-employed in the restaurant business as a principal owner of Pappas Partners, L.P. and Pappas Restaurants Inc., whose business address is 13939 NW Freeway, Houston, Texas 77040.

During the last five years, neither C. Pappas nor H. Pappas has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No change since Amendment No. 12 to Schedule 13D was filed on August 23, 2017 other than (i) the use of personal funds by C. Pappas and H. Pappas to acquire shares of Common Stock and (ii) with respect to a Possible Transaction as described below in Item 4, the potential use of (a) personal funds by C. Pappas and H. Pappas to acquire Company Assets and (b) potential borrowings from third party sources.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Item 4 is being amended and restated to describe the Confidentiality Agreement (as defined below) executed and delivered by the Company and C. Pappas, individually, on September 11, 2020 in connection with C. Pappas’ evaluation of whether or not to submit a proposal for a Possible Transaction (as defined below).

Original Schedule 13D

As disclosed on Schedule 13D filed by the Shareholders, jointly, on December 27, 2000, with the SEC, the Shareholders purchased an aggregate of 1,343,800 shares of Common Stock of the Company on the New York Stock Exchange (the “NYSE”).

As disclosed on the Amendments No. 1, No. 2 and No. 3 to Schedule 13D filed by the Shareholders, jointly, on March 16, 2001, July 23, 2001, and March 27, 2002, respectively, with the SEC, the Shareholders became executive officers and members of the Board. In such capacities they have had, and expect to continue to have, the opportunity to influence the management, and affect the performance, of the Company, subject to the supervision of the Board. Each Shareholder was granted an option (each, individually, an “Option,” and together, the “Options”) to purchase 1,120,000 shares of common stock, $0.32 par value per share, of the Company (the “Common Stock”) at an exercise price of $5.00 per share, as compensation for his service to the Company. The Options became exercisable by the Shareholders over three years in accordance with a vesting schedule set forth in the Options, and were otherwise subject to the terms, restrictions and limitations set forth in the Options. Notwithstanding the vesting schedule set forth in the Options, the Options became exercisable for 25% of the Common Stock granted pursuant to the Options at any time after the last sale price of the Common Stock exceeded $8.475 for twenty consecutive days on which securities are traded on the NYSE (each, a “Trading Day”). As was disclosed on Amendment No. 2 to Schedule 13D, on June 13, 2001 the Options became exercisable for 25% of the Common Stock granted pursuant to the Options. As was disclosed on Amendment No. 3 to Schedule 13D, on March 9, 2002 an additional 25% of the Common Stock granted pursuant to the Options became exercisable by the Shareholders. According to the vesting schedule, the Options became exercisable for 75% of the Common Stock granted pursuant to the Options on March 9, 2003. The vesting schedule further provided that, on March 9, 2004, the Options became exercisable for 100% of the Common Stock granted pursuant to the Options. On October 26, 2007, the Shareholders exercised the Options in full to acquire 2,240,000 shares of Common Stock in the aggregate. The Shareholders continue to hold the shares of Common Stock acquired upon the exercise of the Options.

Also as disclosed on the Amendment No. 1 to Schedule 13D filed on March 16, 2001, the Shareholders entered into a Purchase Agreement with the Company (the “Original Purchase Agreement”) on March 9, 2001 setting forth the Shareholders’ agreed-to investment in the Company. Pursuant to and in accordance with the terms of the Original Purchase Agreement, the Shareholders purchased promissory notes (the “Original Notes”, and, individually, an “Original Note”) in the aggregate principal amount of $10 million—each Shareholder receiving an Original Note for $5 million. On June 7, 2004, the Shareholders entered into a basic refinancing agreement with the Company (the “Refinancing Agreement”) providing that the Shareholders surrender the Original Notes for cancellation and receive amended and restated promissory notes (the “Notes”, and, individually, a “Note”). The Shareholders and the Company amended the Original Purchase Agreement on June 7, 2004 to refer to the Notes instead of the Original Notes (the “Amended Purchase Agreement”). The Notes were originally issued for the aggregate principal amount of $10 million—with each Shareholder receiving an Original Note for $5 million. The Notes were convertible into shares of Common Stock at the Shareholders’ election (the “Conversion Election”), subject to certain restrictions and limitations set forth in the Notes. Pursuant to and in accordance with the terms of the Notes, the conversion price for the Notes dropped on June 7, 2005 from $5 per share to $3.10 per share. Interest on the Notes was payable in cash. Until June 7, 2004, the Notes were convertible into an aggregate of 2,000,000 shares of Common Stock at the Shareholders’ election. As of June 7, 2005, the Notes became convertible into an aggregate of 3,225,806 shares of Common Stock at the Shareholders’ election, and at such time as disclosed on the Amendment No. 5 to Schedule 13D filed jointly by the Shareholders on September 15, 2005, on August 31, 2005, the Shareholders exercised the Conversion Election provided in the Notes and each Shareholder became the direct beneficial owner of 1,612,903 shares of Common Stock by reason of his ownership of his Note.

As disclosed on the Amendment Nos. 6 and 7 to Schedule 13D filed jointly by the Shareholders on June 28, 2006 and November 5, 2007, respectively, on November 8, 2005, each Shareholder was granted an additional option (each, individually, an “Additional Option,” and together, the “Additional Options”) to purchase 65,500 shares of Common Stock at an exercise price of $12.92. The Additional Options became exercisable by the Shareholders over four years in accordance with a vesting schedule set forth in the Additional Options, and are otherwise subject to the terms, restrictions and limitations set forth in the Additional Options. Subsequent to the joint filing by the Shareholders of Amendment No. 8 to Schedule 13D on January 24, 2008, all the remaining unvested Additional Options held by the Shareholders vested and became exercisable thereby. Accordingly, each of C. Pappas and H. Pappas became beneficial owners of an additional 32,750 shares of common stock represented by these options upon the vesting thereof. Specifically, Additional Options for 16,375 shares held by each Shareholder vested and became exercisable on November 18, 2008, and November 18, 2009, respectively. The Additional Options were required to be exercised within six years of grant and none of the Additional Options were exercised prior to expiration or being returned to the Company in October 2015.

As disclosed on the Amendment No. 7 to Schedule 13D filed on November 5, 2007, on June 16, 2006, the Company filed with the SEC (File No. 333-135057) on Form S-3 (as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2006, the “Registration Statement”), which registered 6,809,606 shares of Common Stock then beneficially owned by the Shareholders (the “Registrable Shares”), in the aggregate, including the shares of Common Stock held by each Shareholder pursuant to the vested Options. The shares of Common Stock represented by the Additional Options were not registered under the Registration Statement as such shares had not vested at the time the Registration Statement was filed. The purpose of the Registration Statement was to give the Shareholders the flexibility to sell the shares of Common Stock beneficially owned by them freely to the public. The Registration Statement was declared effective by the SEC on October 16, 2006. As of the date of this Amendment No. 13 to Schedule 13D, the Registration Statement for the Registrable Shares is no longer effective.

As disclosed in Amendment No. 8 to Schedule 13D jointly filed by the Shareholders on January 24, 2008: on January 8, 2008, H. Pappas purchased 10,800 shares of Common Stock of the Company on the NYSE; on January 9, 2008, H. Pappas purchased 10,800 shares of Common Stock of the Company on the NYSE; on January 10, 2008, H. Pappas purchased 20,000 shares of Common Stock of the Company on the NYSE; and on January 11, 2008, H. Pappas purchased 20,000 shares of Common Stock of the Company on the NYSE.

As disclosed in Amendment No. 8 to Schedule 13D jointly filed by the Shareholders on January 24, 2008, on January 22, 2008, Pappas Restaurants Inc. purchased 600,000 shares of Common Stock of the Company on the NYSE (the “Pappas Restaurants Shares”). The Shareholders are the sole stockholders of Pappas Restaurants Inc., and, therefore, are deemed to beneficially own the Pappas Restaurants Shares.

Subsequent to the filing of Amendment No. 8 to Schedule 13D on January 24, 2008, H. Pappas purchased the additional number of shares indicated below (all such shares being referred to hereinafter as the “Later Acquired Shares”) on the NYSE at the prices and on the dates indicated:

	No. of Shares	Price Per Share	Date
	8,320	$3.99	December 30, 2008
	25,516	$4.10	December 31, 2008
	7,353	$4.25	January 13, 2009
	27,051	$4.25	January 14, 2009
	200	$4.25	January 21, 2009
	8,407	$4.25	January 22, 2009

Total Shares Purchased by H. Pappas After Amendment No. 8	76,847

Subsequent to the filing of Amendment No. 8 to Schedule 13D on January 24, 2008, Pappas Restaurants Inc. purchased the additional number of shares (all such shares being referred to hereinafter as the “Additional Pappas Restaurants Shares”) indicated below on the NYSE at the prices and on the dates indicated:

	No. of Shares	Price Per Share	Date
	22,757	$6.49	June 18, 2008
	17,443	$6.50	June 19, 2008
	16,289	$6.50	June 20, 2008
	43,511	$6.47	June 23, 2008
	24,300	$6.02	July 3, 2008
	31,900	$6.09	July 7, 2008

Total Shares Purchased by Pappas Restaurants Inc. After Amendment No. 8.	156,200

In addition to the Additional Options vesting and becoming exercisable as described above, the following table indicates information as options granted to C. Pappas that had not been previously reported and were exercisable as disclosed in Amendment No. 9 to Schedule 13D jointly filed by the Shareholders on September 2, 2010:

	No. of Shares Covered by Options	Option Grant Date	Exercise Price	Date Vested/ Exercisable	Beneficial Ownership By Reason of Subsequent Year Options
	21,553	October 19, 2006	$10.18	October 19, 2007	21,523
	21,552	October 19, 2006	$10.18	October 19, 2008	21,522
	21,552	October 19, 2006	$10.18	October 19, 2009	21,522
	21,552	October 19, 2006	$10.18	October 19, 2010	21,522
	15,750	December 9, 2008	$5.27	December 9, 2009	15,750
	15,750	December 9, 2008	$5.27	December 9, 2010	—
	15,750	December 9, 2008	$5.27	December 9, 2011	—
	15,750	December 9, 2008	$5.27	December 9, 2012	—
	12,500	November 19, 2009	$3.44	November 19, 2010	—
	12,500	November 19, 2009	$3.44	November 19, 2011	—
	12,500	November 19, 2009	$3.44	November 19, 2012	—
	12,500	November 19, 2009	$3.44	November 19, 2013	—
Totals	199,209			101,959

In addition to the Additional Options vesting, the following table indicates information as to options granted to H. Pappas that had not been previously reported and were exercisable as disclosed in Amendment No. 9 to Schedule 13D jointly filed by the Shareholders on September 2, 2010:

	No. of Shares Covered by Options	Option Grant Date	Exercise Price	Date Vested/ Exercisable	Beneficial Ownership By Reason of Subsequent Year Options
	21,553	October 19, 2006	$10.18	October 19, 2007	21,523
	21,552	October 19, 2006	$10.18	October 19, 2008	21,522
	21,552	October 19, 2006	$10.18	October 19, 2009	21,522
	21,552	October 19, 2006	$10.18	October 19, 2010	21,552
	15,750	December 9, 2008	$5.27	December 9, 2009	15,750
	15,750	December 9, 2008	$5.27	December 9, 2010	—
	15,750	December 9, 2008	$5.27	December 9, 2011	—
	15,750	December 9, 2008	$5.27	December 9, 2012	—
	12,500	November 19, 2009	$3.44	November 19, 2010	—
	12,500	November 19, 2009	$3.44	November 19, 2011	—
	12,500	November 19, 2009	$3.44	November 19, 2012	—
	12,500	November 19, 2009	$3.44	November 19, 2013	—
Totals	199,209				101,959

The options covered by the immediately preceding two tables above are collectively referred to as the “Subsequent Year Options.” The Subsequent Year Options were required to be exercised within six years of grant. None of the Subsequent Year Options were exercised and all such options listed in the two tables above have expired or returned to the Company in October 2015.

Amendment Nos. 10, 11 and 12 to Schedule 13D jointly filed by the Shareholders on April 14, 2014, July 12, 2017 and August 23, 2017, respectively, reflected the following as of the dates of such statements: (a) all shares of Common Stock purchased by the Shareholders on the NYSE, (b) the number of shares of Common Stock purchased by the Shareholders upon the exercise of the Options to acquire 100% of the Common Stock granted pursuant to the Options as of those dates, (c) the number of shares of Common Stock directly held by the Shareholders following the exercise of the Conversion Election provided in the Notes, (d) the number of shares of Common Stock beneficially owned by the Shareholders arising from their right to exercise the Additional Options and the exercisable part of the Subsequent Year Options, and any such exercises or expirations, if any, (e) the Pappas Restaurants Shares and Additional Pappas Restaurants Shares indirectly beneficially owned by each Shareholder and (f) all shares of Common Stock granted to the Shareholders and vested, or other securities which have been granted and have become exercisable or convertible into Common Stock by the Shareholders, pursuant to the Company’s equity compensation plans.

The following table sets forth, as of the date of this jointly filed Amendment No. 13 to Schedule 13D, in summary form the information disclosed above as of the date of this Amendment No. 13 to Schedule 13D:

	No. of Shares Personally Held	No. Shares Held by Pappas Restaurants Inc.*	Total No. of Shares Subject to Exercisable Options	Total Shares Beneficially Owned
C. Pappas	4,595,673	1,071,380	—	5,667,053
H. Pappas	4,419,640	1,071,380	—	5,491,020

*

100% of the shares held by Pappas Restaurants Inc. is deemed beneficially owned by both H. Pappas and C. Pappas—in effect double-counted for calculation of the total beneficial ownership of such persons taken together.

The Original Purchase Agreement, including the form of Original Notes, and the agreements as to the Options are attached as exhibits to the Amendment No. 1 to Schedule 13D filed on March 16, 2001. The agreements as to Additional Options are attached as exhibits to the Amendment No. 6 to Schedule 13D filed on June 29, 2006. The agreements as to the Subsequent Year Options are attached as exhibits to Amendment No. 9 to Schedule 13D filed on September 2, 2010.

The Shareholders acquired the shares of Common Stock herein solely for investment purposes.

Dissolution Proposal of the Company

As reported by the Company in its preliminary proxy statement on Schedule 14A filed with the SEC on September 11, 2020 (the “Preliminary Proxy Statement”), on September 10, 2019, the Board formed a special committee of Board (the “Special Committee”), consisting solely of independent directors, with the purpose of establishing a strategic review process to identify, examine and consider a range of strategic alternatives available to the Company with the objective of maximizing stockholder value. On June 3, 2020, the Company issued a press release announcing that, after a comprehensive review of the Company’s operations and assets led by the Special Committee, the Company would immediately pursue the sale of its operating divisions and assets, including its real estate assets, and distribute the net proceeds to its stockholders after payment of debt and other obligations. On July 29, 2020, the Special Committee, in consultation with its financial and other advisors, unanimously adopted resolutions recommending that the Board adopt and approve the plan of liquidation and dissolution (the “Plan of Dissolution”) in the form attached as Annex A (the “Dissolution Proposal”) to the Preliminary Proxy Statement, in order to commence the voluntary liquidation and dissolution (the “dissolution”) of the Company, including obtaining stockholder approval of same. On September 4, 2020, the Board unanimously: (i) determined that the dissolution of the Company pursuant to the Plan of Dissolution was advisable and in the best interests of the Company and its stockholders; (ii) approved the dissolution, the Plan of Dissolution, the associated dissolution documents and the transactions contemplated thereby; (iii) directed that the dissolution, the Plan of Dissolution, the associated dissolution documents and the transactions contemplated thereby be submitted to stockholders of the Company for their consideration and approval; and (iv) recommended to the stockholders of the Company that they vote in favor of the Dissolution Proposal. On September 11, 2020, the Preliminary Proxy Statement was filed with the SEC.

The adoption of the Plan of Dissolution is conditioned on the approval stockholders of the Company at a special meeting of the stockholders of the Company (the “Special Meeting”). As of the date of this Amendment No. 13, the Preliminary Proxy Statement has not been cleared by the SEC, neither the record date for the determination of the Company’s stockholders entitled to vote at, nor the date for, the Special Meeting to consider the Dissolution Proposal have been set, a definitive proxy statement has not been mailed to the Company’s stockholders, and the stockholders of the Company have not approved the Dissolution.

If approved by the stockholders of the Company, the Plan of Dissolution contemplates, among other things, that the Company will negotiate and consummate the sale of all or substantially all of the assets of the Company (collectively, the “Company Assets”), including causing each of Luby’s Fuddruckers Restaurants, LLC, a wholly owned Texas limited liability company subsidiary of the Company (the “OpCo”), and each of the wholly owned subsidiary entities of the Company listed on Exhibit A to the Plan of Dissolution (the “Other Owned Entities”), to sell, convey, transfer, deliver or otherwise dispose of all or substantially all of the assets of OpCo and the Other Owned Entities, in one or more transactions and upon such terms and conditions as the Board, in its absolute discretion, deems expedient and in the best interests of the Company and the best interests of the stockholders of the Company, without any further vote or action by the Company’s stockholders. Pursuant to the Plan of Dissolution, the Company’s assets may be sold in one transaction or in several transactions to one or more buyers and the Company shall not be required to obtain appraisals, fairness opinions or other third-party opinions as to the value of its assets in connection with the liquidation. It is contemplated that the net proceeds from the sales of the Company Assets will be paid to the stockholders of the Company, including the Shareholders in respect of their beneficial ownership of Common Stock, through one or more liquidating distributions.

On September 11, 2020, the Company and C. Pappas, in his individual capacity, executed and delivered a customary confidentiality agreement (the “Confidentiality Agreement”), which Confidentiality Agreement permits C. Pappas and his representatives to have access to certain confidential information of the Company in connection with C. Pappas’ evaluation of whether or not to submit a proposal to acquire in a negotiated transaction any of the Company Assets (a “Possible Transaction”). As of the date of this Amendment No. 13 to Schedule 13D, C. Pappas has not determined if he or a group of which he is a member will submit to the Company a proposal or proposals regarding a Possible Transaction, and no proposal to the Company has been made by C. Pappas or his affiliates in connection with a Possible Transaction, including any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, and no definitive agreement regarding a Possible Transaction has been entered into by the Company, on the one hand, and any of C. Pappas or his affiliates, on the other hand. The Confidentiality Agreement does not constitute an agreement between any of C. Pappas or his affiliates and the Company with respect to the terms of a Possible Transaction or contain any requirement of any party to make any offer or proposal with respect to, or otherwise negotiate, the Possible Transaction. If C. Pappas or any group of which he may become a member does submit any such proposal, there is no assurance that such proposal, as may be modified or amended, would be acceptable to the Company, that C. Pappas and such group, on the one hand, and the Company, on the other hand, could agree to definitive terms regarding any such proposal or that any such proposed Possible Transaction may be consummated even if a definitive agreement or agreements were entered into.

The Confidentiality Agreement includes a standstill provision (the “Standstill Provision”) that continues in effect until six (6) months after the date on which the Company and C. Pappas have terminated discussions concerning the Possible Transaction (the “Standstill Period”). The Standstill Provision provides, among other things, that during the Standstill Period, C. Pappas and his affiliates and any person under the control of C. Pappas (which is deemed to include the “Pappas Group” as defined below) shall require the prior written consent of the Board to: (a) effect, seek, offer, initiate or propose (whether publicly or otherwise), or cause or participate in or in any way assist any other person to effect, seek, offer, initiate or propose (whether publicly or otherwise) (i) any acquisition of beneficial ownership of any securities issued by us or any of our assets or indebtedness; (ii) any tender or exchange offer, merger, or other business combination involving us; (iii) any recapitalization, restructuring, bankruptcy proceedings, liquidation, dissolution, or other extraordinary transaction with respect to us; or (iv) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC) to vote, or refrain from voting, any voting securities issued by us or to solicit any consents of our stockholders; (b) form, join, or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended) with respect to any securities issued by us or (except as in his capacity as an officer or director of the Company) otherwise act, alone or in concert with others, to seek to control or influence our management, Board or policies; (c) take any action which might require us to make a public announcement regarding any of the types of matters set forth in (a) or (b) above; or (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing; provided, however, that the Standstill Provision shall not prohibit the C. Pappas (or any member of the Pappas Group) from (1) voting shares of common stock of the Company held by C. Pappas or any member of the Pappas Group) in any election or removal contest, stockholder proposal or other business brought before any stockholder meeting of the Company for approval by the Company’s stockholders or the voting or electing to tender or exchange any shares of common stock of the Company in any transaction, including any Possible Transaction, submitted to the Company’s stockholders for approval or other election, as the case may be, (2) acting in a role as an officer of the Company in the ordinary course thereof, (3) considering and participating in the deliberations and any approval process as a director of the Company with respect to any transaction involving the Company or any of its assets or its stock, including a Possible Transaction, any recapitalization, restructuring, bankruptcy proceedings, liquidation, dissolution, or other extraordinary transaction with respect to the Company, or (4) proposing to the Company, or its Board, or any special committee of the Board, a confidential non-binding proposal with respect to a Possible Transaction. The Confidentiality Agreement provides that the “Pappas Group” is defined as C. Pappas, H. Pappas and Pappas Restaurants, Inc., collectively.

The Standstill Provision will terminate and the Standstill Period will end automatically: (i) if the Company enters into a definitive agreement with respect to, or publicly announces that it plans to enter into, a transaction involving more than 50% of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise), or (ii) if any person or group publicly announces or commences a tender or exchange offer to acquire more than 50% of the Company’s equity securities.

Except as stated above, no Shareholder has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of this Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Shareholders may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Shareholders will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Shareholders. The Shareholders reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than the foregoing, there has been no change since the Amendment No. 12 to Schedule 13D was filed on August 23, 2017.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) Aggregate Number and Percentage of Shares Owned.

As of the date of this Amendment No. 13 to Schedule 13D, the Shareholders beneficially own an aggregate 11,158,173 shares of Common Stock (double counting 1,071,380 shares owned by Pappas Restaurants Inc. as to which each Shareholder is deemed to own beneficially 100% thereof). The Shareholders beneficially own, or have a right to acquire pursuant outstanding options, in the aggregate approximately 36.28% of the issued and outstanding Common Stock, such percentage being calculated by dividing 11,158,173 (the number of shares of Common Stock beneficially owned, including those that the Shareholders have a right to acquire by option exercise and double counting the shares owned by Pappas Restaurants Inc.) by 30,752,470 (the number of issued and outstanding shares of Common Stock as of August 26, 2020, as reported by the Company). Each Shareholder owns beneficially, including through a right to acquire beneficial ownership, such number of shares of Common Stock as are set forth below including, in each case, 100% of the shares owned by Pappas Restaurants Inc.:

C. Pappas	5,667,153
H. Pappas	5,491,020

Total	11,158,173

Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder or which the other Shareholder has a right to acquire by option exercise.

(b) Number of Shares Beneficially Owned by the Shareholders.

C. Pappas has, or could have, sole power to vote, and to dispose of, 5,667,153 shares of Common Stock held for his benefit in a custodial account, which includes 100% of the 1,071,380 shares owned by Pappas Restaurants Inc., such shares being deemed beneficially owned by him due to his 50% ownership interest in Pappas Restaurants Inc.

H. Pappas has, or could have, sole power to vote, and to dispose of, 5,491,020 shares of Common Stock held for his benefit in a custodial account, which includes 100% of the 1,071,380 shares owned by Pappas Restaurants Inc., such shares being deemed beneficially owned by him due to his 50% ownership interest in Pappas Restaurants Inc.

(c) During the 60-day period immediately preceding the filing date of this Amendment No. 13 to Schedule 13D, neither C. Pappas nor H. Pappas purchased any shares of Common Stock of the Company.

(d) No person other than the Shareholders has the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the transfer of, the shares of Common Stock being reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the general understandings of C. Pappas and H. Pappas as set forth in Item 4 above to act together as described and the Standstill Provision in the Confidentiality Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Shareholders or, to the best of their knowledge, any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

No change since Amendment No. 12 to Schedule 13D was filed on August 23, 2017.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2020

/s/ Christopher James Pappas
Christopher James Pappas